UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. 1)*

Edesa Biotech, Inc.
(Name of Issuer)

Common Shares, no par value
(Title of Class of Securities)

27966L306
(CUSIP Number)

December 31, 2023
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[ ]  Rule 13d-1(b)

[X]  Rule 13d-1(c)

[ ]  Rule 13d-1(d)

_________________

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	27966L306

1.	NAME OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Velan Capital Master Fund LP (1)

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) [ ]
(b) [X]

3.	SEC USE ONLY

4.	CITIZENSHIP OR PLACE OF ORGANIZATION

Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

5.	SOLE VOTING POWER

0

6.	SHARED VOTING POWER

63,492 (2)

7.	SOLE DISPOSITIVE POWER

0

8.	SHARED DISPOSITIVE POWER

63,492 (2)

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

63,492 (2)

10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
[_]

11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

1.97% (3)(4)

12.	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) PN

(1) Effective February 1, 2023, Velan Capital Partners LP was reorganized from a “stand-alone” investment vehicle to a “master-feeder” structure. Following the reorganization, Velan Capital Master Fund LP makes and holds all portfolio investments.

(2) Comprised of 63,492 Class A common share purchase warrants (the “Class A Warrants”), with each Class A Warrant exercisable for one common share of the Edesa Biotech, Inc. (the “Issuer”), no par value (“Common Share”) at a purchase price of $10.50 per Common Share 2023 (reflecting the one-for-seven reverse split of the Issuer’s outstanding Common Shares effected October 11, 2023).

(3) Represents the quotient obtained by dividing (a) the aggregate amount beneficially owned by the Reporting Persons in Row 9 by (b) the sum of (i) 3,164,722 Common Shares issued and outstanding as of December 13, 2023, as reported in the Issuer’s Annual Report on Form 10-K filed with the Securities and Exchange Commission (the “Commission”) on December 15, 2023 (reflecting the one-for-seven reverse split of the Issuer’s outstanding Common Shares effected October 11, 2023), plus (ii) 63,492 Class A Warrants issuable upon the exercise of the Class A Warrants held by the Reporting Persons (defined below).

(4) The number of Class A Warrants beneficially owned by the Reporting Persons (defined below) are treated as converted into Common Shares only for the purpose of computing the percentage ownership of the Reporting Persons for the purpose of this Schedule 13G pursuant to Rule 13d-3 of the Securities Exchange Act of 1934 (the “Exchange Act”). Such percentage ownership does not give effect to the aggregate voting power of the Class A Warrants, as the Class A Warrants are treated as converted into Common Shares for the purpose of this Schedule 13G.

CUSIP No.	27966L306

1.	NAME OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Velan Capital Holdings LLC

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) [ ]
(b) [X]

3.	SEC USE ONLY

4.	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

5.	SOLE VOTING POWER

0

6.	SHARED VOTING POWER

63,492 (1)

7.	SOLE DISPOSITIVE POWER

0

8.	SHARED DISPOSITIVE POWER

63,492 (1)

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

63,492 (1)

10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
[_]

11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

1.97% (2)(3)

12.	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) OO

(1) Comprised of 63,492 Class A Warrants, with each Class A Warrant exercisable for one Common Share at a purchase price of $10.50 per Common Share 2023 (reflecting the one-for-seven reverse split of the Issuer’s outstanding Common Shares effected October 11, 2023).

(2) Represents the quotient obtained by dividing (a) the aggregate amount beneficially owned by the Reporting Persons in Row 9 by (b) the sum of (i) 3,164,722 Common Shares issued and outstanding as of December 13, 2023, as reported in the Issuer’s Annual Report on Form 10-K filed with the Commission on December 15, 2023 (reflecting the one-for-seven reverse split of the Issuer’s outstanding Common Shares effected October 11, 2023), plus (ii) 63,492 Warrants issuable upon the exercise of the Warrants held by the Reporting Persons (defined below).

(3) The number of Class A Warrants beneficially owned by the Reporting Persons (defined below) are treated as converted into Common Shares only for the purpose of computing the percentage ownership of the Reporting Persons for the purpose of this Schedule 13G pursuant to Rule 13d-3 of the Exchange Act. Such percentage ownership does not give effect to the aggregate voting power of the Class A Warrants, as the Class A Warrants are treated as converted into Common Shares for the purpose of this Schedule 13G.

CUSIP No.	27966L306

1.	NAME OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Velan Capital Investment Management LP

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) [ ]
(b) [X]

3.	SEC USE ONLY

4.	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

5.	SOLE VOTING POWER

0

6.	SHARED VOTING POWER

63,492 (1)

7.	SOLE DISPOSITIVE POWER

0

8.	SHARED DISPOSITIVE POWER

63,492 (1)

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

63,492 (1)

10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
[_]

11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

1.97% (2)(3)

12.	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) PN

(1) Comprised of 63,492 Class A Warrants, with each Class A Warrant exercisable for one Common Share at a purchase price of $10.50 per Common Share 2023 (reflecting the one-for-seven reverse split of the Issuer’s outstanding Common Shares effected October 11, 2023).

(2) Represents the quotient obtained by dividing (a) the aggregate amount beneficially owned by the Reporting Persons in Row 9 by (b) the sum of (i) 3,164,722 Common Shares issued and outstanding as of December 13, 2023, as reported in the Issuer’s Annual Report on Form 10-K filed with the Commission on December 15, 2023 (reflecting the one-for-seven reverse split of the Issuer’s outstanding Common Shares effected October 11, 2023), plus (ii) 63,492 Warrants issuable upon the exercise of the Warrants held by the Reporting Persons (defined below).

(3) The number of Class A Warrants beneficially owned by the Reporting Persons (defined below) are treated as converted into Common Shares only for the purpose of computing the percentage ownership of the Reporting Persons for the purpose of this Schedule 13G pursuant to Rule 13d-3 of the Exchange Act. Such percentage ownership does not give effect to the aggregate voting power of the Class A Warrants, as the Class A Warrants are treated as converted into Common Shares for the purpose of this Schedule 13G.

CUSIP No.	27966L306

1.	NAME OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Velan Capital Management LLC

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) [ ]
(b) [X]

3.	SEC USE ONLY

4.	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

5.	SOLE VOTING POWER

0

6.	SHARED VOTING POWER

63,492 (1)

7.	SOLE DISPOSITIVE POWER

0

8.	SHARED DISPOSITIVE POWER

63,492 (1)

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

63,492 (1)

10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
[_]

11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

1.97% (2)(3)

12.	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) OO

(1) Comprised of 63,492 Class A Warrants, with each Class A Warrant exercisable for one Common Share at a purchase price of $10.50 per Common Share 2023 (reflecting the one-for-seven reverse split of the Issuer’s outstanding Common Shares effected October 11, 2023).

(2) Represents the quotient obtained by dividing (a) the aggregate amount beneficially owned by the Reporting Persons in Row 9 by (b) 3,164,722 Common Shares issued and outstanding as of December 13, 2023, as reported in the Issuer’s Annual Report on Form 10-K filed with the Commission on December 15, 2023 (reflecting the one-for-seven reverse split of the Issuer’s outstanding Common Shares effected October 11, 2023), plus (ii) 63,492 Warrants issuable upon the exercise of the Warrants held by the Reporting Persons (defined below).

(3) The number of Class A Warrants beneficially owned by the Reporting Persons (defined below) are treated as converted into Common Shares only for the purpose of computing the percentage ownership of the Reporting Persons for the purpose of this Schedule 13G pursuant to Rule 13d-3 of the Exchange Act. Such percentage ownership does not give effect to the aggregate voting power of the Class A Warrants, as the Class A Warrants are treated as converted into Common Shares for the purpose of this Schedule 13G.

CUSIP No.	27966L306

1.	NAME OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Adam Morgan

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) [ ]
(b) [X]

3.	SEC USE ONLY

4.	CITIZENSHIP OR PLACE OF ORGANIZATION

United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

5.	SOLE VOTING POWER

0

6.	SHARED VOTING POWER

63,492 (1)

7.	SOLE DISPOSITIVE POWER

0

8.	SHARED DISPOSITIVE POWER

63,492 (1)

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

63,492 (1)

10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
[_]

11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

1.97% (2)(3)

12.	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN

(1) Comprised of 63,492 Class A Warrants, with each Class A Warrant exercisable for one Common Share at a purchase price of $10.50 per Common Share 2023 (reflecting the one-for-seven reverse split of the Issuer’s outstanding Common Shares effected October 11, 2023).

(2) Represents the quotient obtained by dividing (a) the aggregate amount beneficially owned by the Reporting Persons in Row 9 by (b) the sum of (i) 3,164,722 Common Shares issued and outstanding as of December 13, 2023, as reported in the Issuer’s Annual Report on Form 10-K filed with the Commission on December 15, 2023 (reflecting the one-for-seven reverse split of the Issuer’s outstanding Common Shares effected October 11, 2023), plus (ii) 63,492 Warrants issuable upon the exercise of the Warrants held by the Reporting Persons (defined below).

(3) The number of Class A Warrants beneficially owned by the Reporting Persons (defined below) are treated as converted into Common Shares only for the purpose of computing the percentage ownership of the Reporting Persons for the purpose of this Schedule 13G pursuant to Rule 13d-3 of the Exchange Act. Such percentage ownership does not give effect to the aggregate voting power of the Class A Warrants, as the Class A Warrants are treated as converted into Common Shares for the purpose of this Schedule 13G.

CUSIP No.	27966L306

1.	NAME OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Balaji Venkataraman

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) [ ]
(b) [X]

3.	SEC USE ONLY

4.	CITIZENSHIP OR PLACE OF ORGANIZATION

United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

5.	SOLE VOTING POWER

0

6.	SHARED VOTING POWER

63,492 (1)

7.	SOLE DISPOSITIVE POWER

0

8.	SHARED DISPOSITIVE POWER

63,492 (1)

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

63,492 (1)

10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
[_]

11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

1.97% (2)(3)

12.	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN

(1) Comprised of 63,492 Class A Warrants, with each Class A Warrant exercisable for one Common Share at a purchase price of $10.50 per Common Share 2023 (reflecting the one-for-seven reverse split of the Issuer’s outstanding Common Shares effected October 11, 2023).

(2) Represents the quotient obtained by dividing (a) the aggregate amount beneficially owned by the Reporting Persons in Row 9 by (b) the sum of (i) 3,164,722 Common Shares issued and outstanding as of December 13, 2023, as reported in the Issuer’s Annual Report on Form 10-K filed with the Commission on December 15, 2023 (reflecting the one-for-seven reverse split of the Issuer’s outstanding Common Shares effected October 11, 2023), plus (ii) 63,492 Warrants issuable upon the exercise of the Warrants held by the Reporting Persons (defined below).

(3) The number of Class A Warrants beneficially owned by the Reporting Persons (defined below) are treated as converted into Common Shares only for the purpose of computing the percentage ownership of the Reporting Persons for the purpose of this Schedule 13G pursuant to Rule 13d-3 of the Exchange Act. Such percentage ownership does not give effect to the aggregate voting power of the Class A Warrants, as the Class A Warrants are treated as converted into Common Shares for the purpose of this Schedule 13G.

CUSIP No.	27966L306

This Amendment No. 1 to the Schedule 13G (“Amendment No. 1”) relating to the Issuer, is being filed on behalf of the Reporting Persons (defined below) to amend the Schedule 13G filed with the Commission on January 6, 2023 (the “Initial Schedule 13G”). This Amendment No. 1 is the final amendment to the Initial Schedule 13G and is an exit filing.

Item 1.	(a)	Name of Issuer:

Edesa Biotech, Inc.

(b)	Address of issuer's principal executive offices:

100 Spy Court, Markham, Ontario, Canada L3R 5H6

Item 2.	(a)

Name of person filing:

(i)                 Velan Capital Master Fund LP, a Cayman Islands limited partnership (“Velan LP”), with respect to the Common Shares directly and beneficially owned by it;

(ii)                Velan Capital Holdings LLC, a Delaware limited liability company (“Velan GP”), as the general partner of Velan LP;

(iii)              Velan Capital Investment Management LP, a Delaware limited partnership (“Velan Capital”), as the investment manager of Velan LP;

(iv)              Velan Capital Management LLC, a Delaware limited liability company (“Velan IM GP”), as the general partner of Velan Capital;

(v)                Adam Morgan, as a Managing Member of each of Velan GP and Velan IM GP; and

(vi)              Balaji Venkataraman, as a Managing Member of each of Velan GP and Velan IM GP.

Each of Velan LP, Velan GP, Velan Capital, Velan IM GP and Messrs. Morgan and Venkataraman

is referred to as a “Reporting Person” and collectively referred to as the “Reporting Persons.”

	(b)	Address of Principal Business Office or, if none, Residence:

The address of the principal office of the Reporting Persons is: 1055b Powers Place, Alpharetta, Georgia 30009.

	(c)	Citizenship:

Velan LP – Cayman Islands Velan GP – Delaware Velan Capital – Delaware Velan IM GP – Delaware Adam Morgan – United States of America Balaji Venkataraman – United States of America

(d)	Title of class of securities:

Common Shares, no par value

(e)	CUSIP No.:

27966L306

Item 3.	If this statement is filed pursuant to §§.240.13d-1(b) or 240.13d-2(b), or (c);

(a)	[_]	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).

(b)	[_]	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).

(c)	[_]	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).

(d)	[_]	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8).

(e)	[_]	An investment adviser in accordance with § 240.13d-1(b)(1)(ii)(E);

(f)	[_]	An employee benefit plan or endowment fund in accordance with § 240.13d-1(b)(1)(ii)(F);

(g)	[_]	A parent holding company or control person in accordance with 240.13d-1(b)(1)(ii)(G);

(h)	[_]	A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C.1813);

(i)	[_]	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

(j)	[_]	A non-U.S. institution in accordance with §240.13d-1(b)(1)(ii)(J);

(k)	[_]	Group, in accordance with §240.13d-1(b)(1)(ii)(K). If filing as a non-U.S. institution in accordance with §240.13d-1(b)(1)(ii)(J), please specify the type of institution:

Item 4.	Ownership.

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

(a)(b)	Amount beneficially owned:
Velan LP – 63,492 Velan GP – 63,492 Velan Capital – 63,492 Velan IM GP – 63,492 Adam Morgan – 63,492 Balaji Venkataraman – 63,492

(b)	Percentage of Class:
Velan LP – 1.97% Velan GP – 1.97% Velan Capital – 1.97% Velan IM GP – 1.97% Adam Morgan – 1.97% Balaji Venkataraman – 1.97%

(c)	Number of shares as to which the Reporting Persons have:

	(i)	Sole power to vote or to direct the vote:

0

	(ii)	Shared power to vote or to direct the vote: Velan LP – 63,492 Velan GP – 63,492 Velan Capital – 63,492 Velan IM GP – 63,492 Adam Morgan – 63,492 Balaji Venkataraman – 63,492

	(iii)	Sole power to dispose or to direct the disposition of: 0

	(iv)	Shared power to dispose or to direct the disposition of: Velan LP – 63,492 Velan GP – 63,492 Velan Capital – 63,492 Velan IM GP – 63,492 Adam Morgan – 63,492 Balaji Venkataraman – 63,492

Item 5.	Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [X].

The Reporting Persons has ceased to own 5% of the outstanding Common Shares of the Issuer and, as such, is making an exit filing.

Item 6.	Ownership of More Than Five Percent on Behalf of Another Person.

If any other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, such securities, a statement to that effect should be included in response to this item and, if such interest relates to more than five percent of the class, such person should be identified. A listing of the shareholders of an investment company registered under the Investment Company Act of 1940 or the beneficiaries of employee benefit plan, pension fund or endowment fund is not required.

Not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person.

If a parent holding company or Control person has filed this schedule, pursuant to Rule 13d-1(b)(1)(ii)(G), so indicate under Item 3(g) and attach an exhibit stating the identity and the Item 3 classification of the relevant subsidiary. If a parent holding company or control person has filed this schedule pursuant to Rule 13d-1(c) or Rule 13d-1(d), attach an exhibit stating the identification of the relevant subsidiary.

Not applicable.

Item 8.	Identification and Classification of Members of the Group.

If a group has filed this schedule pursuant to ss.240.13d-1(b)(1)(ii)(J), so indicate under Item 3(j) and attach an exhibit stating the identity and Item 3 classification of each member of the group. If a group has filed this schedule pursuant to ss.240.13d-1(c) or ss.240.13d-1(d), attach an exhibit stating the identity of each member of the group.

Not applicable.

Item 9.	Notice of Dissolution of Group.

Notice of dissolution of a group may be furnished as an exhibit stating the date of the dissolution and that all further filings with respect to transactions in the security reported on will be filed, if required, by members of the group, in their individual capacity. See Item 5.

Not applicable.

Item 10.	Certification.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having such purpose or effect.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

January 29, 2024
(Date)

VELAN CAPITAL PARTNERS LP

By:	/s/ Adam Morgan
Name:	Adam Morgan
Title:	General Partner

VELAN CAPITAL HOLDINGS LLC

By:	/s/ Adam Morgan
Name:	Adam Morgan
Title:	General Partner

VELAN CAPITAL INVESTMENT MANAGEMENT LP

By:	/s/ Adam Morgan
Name:	Adam Morgan
Title:	General Partner

VELAN CAPITAL MANAGEMENT LLC

By:	/s/ Adam Morgan
Name:	Adam Morgan
Title:	General Partner

ADAM MORGAN

By:	/s/ Adam Morgan
Name:	Adam Morgan

BALAJI VENKATARAMAN

By:	/s/ Balaji Venkataraman
Name:	Balaji Venkataraman

JOINT FILING AGREEMENT

The undersigned, being duly authorized thereunto, hereby execute this agreement as an exhibit to this Schedule 13G with respect to the common shares, no par value, of Edesa Biotech, Inc. to evidence the agreement of the below-named parties, in accordance with the rules promulgated pursuant to the Securities Exchange Act of 1934, as amended, to file this Schedule 13G, and any amendments hereto, jointly on behalf of each such party.

January 29, 2024
(Date)

VELAN CAPITAL PARTNERS LP

By:	/s/ Adam Morgan
Name:	Adam Morgan
Title:	General Partner

VELAN CAPITAL HOLDINGS LLC

By:	/s/ Adam Morgan
Name:	Adam Morgan
Title:	General Partner

VELAN CAPITAL INVESTMENT MANAGEMENT LP

By:	/s/ Adam Morgan
Name:	Adam Morgan
Title:	General Partner

VELAN CAPITAL MANAGEMENT LLC

By:	/s/ Adam Morgan
Name:	Adam Morgan
Title:	General Partner

ADAM MORGAN

By:	/s/ Adam Morgan
Name:	Adam Morgan

BALAJI VENKATARAMAN

By:	/s/ Balaji Venkataraman
Name:	Balaji Venkataraman